Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-132747

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Performance Securities with Partial Protection	$3,799,360	$149.31
(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

PRICING SUPPLEMENT (To Prospectus dated March 27, 2006 and Prospectus Supplement dated December 20, 2007)

Performance Securities with Partial Protection

Linked to a Global Index Basket

Strategic Alternatives to Indexing

UBS AG $3,799,360 Securities Linked to a Global Index Basket due February 29, 2012

Investment Description

The Performance Securities with Partial Protection (the “Securities”) are Securities issued by UBS AG (“UBS”) linked to the performance of a Global Index Basket. The Securities provide enhanced exposure to potential price appreciation in a global basket of equity indices, as well as protection at maturity of 15% of your principal. At maturity, if the Basket Return is positive, you will receive your principal, plus an additional payment based on the Basket Return, multiplied by a Participation Rate. If the Basket Return is between 0% and -15% (inclusive), you will receive your principal. If the Basket Return is below -15%, you will lose 1% (or a fraction thereof) of your principal for every 1% (or fraction thereof) that the Basket Return is below -15%. Accordingly, if the Basket declines by more than 15% over the term of the Securities, you may lose up to 85% of your principal.

Features
☐	Growth Potential – The Securities provide the opportunity to receive enhanced equity returns by multiplying the positive Basket Return by a Participation Rate. The Securities are not subject to a maximum gain.
☐	Partial Protection of Capital – At maturity, you will receive a cash payment equal to at least 15% of your invested principal.
☐	Diversification – The Securities provide diversification within the equity portion of your portfolio through exposure to a global basket of equity indices and their respective constituent stocks (“Basket Constituent Stocks”).

Key Dates

Trade Date	February 26, 2008
Settlement Date	February 29, 2008
Final Valuation Date*	February 24, 2012
Maturity Date*	February 29, 2012
*	Subject to postponement in the event of a market disruption event, as described in the Performance Securities with Partial Protection product supplement.

Security Offering

We are offering Performance Securities with Partial Protection Linked to a Global Index Basket. The Securities are linked to a basket of equity indices consisting of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index and the Nikkei® 225 Index (the “Basket”). The Securities are not subject to a predetermined maximum gain. The Securities are offered at a minimum investment of one hundred Securities at $10 per Security (representing $1,000 investment), and multiples of $10, thereafter.

Securities	Participation Rate	Basket Starting Level	CUSIP	ISIN
Performance Securities with Partial Protection Linked to a Global Index Basket	118%	100	902641307	US9026413073

See “Additional Information about UBS and the Securities” on page 2. The Securities we are offering will have the terms set forth in the Performance Securities with Partial Protection product supplement, the accompanying prospectus and this pricing supplement. See “Key Risks” on page 5 and the more detailed “Risk Factors” beginning on page PS-10 of the product supplement for risks related to an investment in the Securities. The Securities do not guarantee any return of principal in excess of $1.50 per $10.00 invested. A basket return of less than -15% at maturity will result in a loss of principal.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Securities or passed upon the adequacy or accuracy of this pricing supplement, the accompanying product supplement or prospectus. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to UBS AG
Per Security	$10.00	$0.30	$9.70
Total	$3,799,360	$113,980.80	$3,685,379.20

UBS Financial Services Inc.	UBS Investment Bank

Pricing Supplement dated February 26, 2008

Additional Information about UBS and the Securities

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Securities and an Index supplement for various securities we may offer, including the Securities, with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC web site is 0001114446. Alternatively, UBS will arrange to send you the prospectus and the product supplement if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Product supplement dated December 20, 2007:

http://www.sec.gov/Archives/edgar/data/1114446/000139340107000354/v096781-69084_424b2.htm

♦	Index Supplement dated August 27, 2007

http://www.sec.gov/Archives/edgar/data/1114446/000139340107000087/v085367_debtsec-prosup.htm

♦	Prospectus dated March 27, 2006:

http://www.sec.gov/Archives/edgar/data/1114446/000095012306003728/y17280ae424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. References to the “product supplement” mean the UBS product supplement, dated December 20, 2007, references to the “Index supplement” mean the UBS Index supplement, dated August 27, 2007, and references to “accompanying prospectus” mean the UBS prospectus, dated March 27, 2006.

Investor Suitability

The Securities may be suitable for you if:

♦	You seek an investment with exposure to the economies of Japan and Europe.
♦	You seek an investment with a return linked to the performance of the Basket.
♦	You seek an investment that offers partial principal protection when the Securities are held to maturity.
♦	You are willing to hold the Securities to maturity and accept that there may be little or no secondary market for the Securities.
♦	You do not seek current income from your investment.

The Securities may not be suitable for you if:

♦	You do not seek an investment with exposure to any of the economies of Japan or Europe.
♦	You are unable or unwilling to hold the Securities to maturity.
♦	You seek an investment that is 100% principal protected.
♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.
♦	You seek current income from your investment.
♦	You seek an investment for which there will be an active secondary market.

Final Terms

Issuer	UBS AG, Jersey Branch (AA/Aaa)
Principal Amount per Security	$10.00 per Security
Term	4 years
Index Basket and Weightings	The Securities are linked to a Basket consisting of the following indices:
33.34% S&P 500® Index
33.33% Dow Jones EURO STOXX 50® Index
33.33% Nikkei® 225 Index
(each a “Basket Index” or collectively the “Basket Indices”)
Protection Percentage	15%
Participation Rate	118%
Payment at Maturity	Investors will receive a cash payment at maturity that is based on the Basket Return:
➢ If the Basket Return is positive, you will receive 100% of your principal plus an additional payment equal to your principal × the Basket Return × the Participation Rate.
➢ If the Basket Return is between 0% and -15%, you will receive 100% of your principal.
➢ If the Basket Return is less than -15%, you will lose 1% (or a fraction thereof) of your principal that the Basket Return is below -15%.
Accordingly, if the Basket has declined by more than 15% over the term of the Securities, you may lose 85% of your principal.
Basket Return	Basket Ending Level - Basket Starting Level Basket Starting Level
Basket Starting Level	Set equal to 100 on the Trade Date.
Basket Ending Level	The weighted performance of the Basket Indices on the Final Valuation Date. The Basket Ending Level will be calculated as follows:
100 x [1 + (S&P 500® Index Return x 33.34%) + (Dow Jones EURO STOXX 50® Index Return x 33.33%) + (Nikkei® 225 Index Return × 33.33%)], where the return for each Basket Index is the performance of the respective Basket Index, calculated as the percentage change from the respective index closing level on the Trade Date to the respective index closing level on the Final Valuation Date.

Determining Payment at Maturity

If the Basket Return is lower than -15%, you will lose 1% of the principal amount of your Securities for every 1% that the Basket Return is below -15%. Accordingly, for each $10.00 invested, your payment at maturity will be calculated as follows:

$10 + [$10 × (Basket Return + the Protection Percentage)]

As such, you could lose up to 85% of your principal depending on how much the Basket declines.

Hypothetical Examples and Return Table of the Securities at Maturity

The following scenario analysis and examples are based on a Participation Rate of 118% and a range of Basket Returns from +50% to -50%.

Example 1: The level of the Basket increases from a Basket Starting Level of 100 to a Basket Ending Level of 110. Because the Basket Ending Level is 110 and the Basket Starting Level is 100, the Basket Return is positive and calculated as follows:

(110 – 100)/100 = 10%

Because the Basket Return is equal to 10%, the payment at maturity is equal to $11.18 per $10.00 principal amount of Security calculated as follows:

$10 + ($10 x 10% x 118%) = $11.18

Example 2: The level of the Basket decreases from a Basket Starting Level of 100 to a Basket Ending Level of 90. Because the Basket Ending Level is 90 and the Basket Starting Level is 100, the Basket Return is negative and calculated as follows:

(90 – 100)/100 = -10%

Because the Basket Return is equal to -10%, which is within the principal protection range of 0% and -15%, the payment at maturity is equal to $10.00 per $10.00 principal amount of Security.

Example 3: The level of the Basket decreases from a Basket Starting Level of 100 to a Basket Ending Level of 70. Because the Basket Ending Level is 70 and the Basket Starting Level is 100, the Basket Return is negative and calculated as follows:

(70 – 100)/100 = -30%

Because the Basket Return is equal to -30%, which is outside the principal protection range of 0% to -15%, the payment at maturity is equal to $8.50 per $10.00 principal amount of Security calculated as follows:

$10 + [$10 x (-30% + 15%)] = $8.50

Accordingly, if the Basket declines by more than -15% over the term of the Securities, you will lose some of your principal.

Key Risks

An investment in the Securities involves significant risks. Some of the risks that apply to the offering of Securities are summarized here, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the “Risk Factors” section of the product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

♦	Partial principal protection only applies if you hold the Securities to maturity — You should be willing to hold your Securities to maturity. If you sell your Securities in the secondary market prior to maturity, you may have to sell them at a significant discount and will not benefit from the principal protection of 15% of the principal amount of your Securities.
♦	The Securities are not fully principal protected and you may lose up to 85% of your initial investment — The Securities are not fully principal protected. The Securities differ from ordinary debt securities in that we will not pay you 100% of your principal amount if the Basket Return is below -15%. In that event, you will lose 1% (or a fraction thereof) of your principal amount for each percentage point (or fraction thereof) that the Basket Return is below -15%. Accordingly, you may lose up to 85% of your initial investment in the Securities.
♦	Changes in the levels of the Basket Indices may offset each other — The Securities are linked to a weighted basket composed of the Basket Indices. At a time when the level of one or more Basket Indices increases, the level of one or more other Basket Indices may not increase as much or may even decline. Therefore, in calculating the Basket Ending Level, increases in the level of one or more of the Basket indices may be moderated, or offset, by lesser increases or declines in the level of one or more other Basket Indices.
♦	No interest or dividend payments or voting rights — As a holder of the Securities, you will not receive interest payments, and you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the Basket Constituent Stocks would have.
♦	There may be little or no secondary market for the Securities — The Securities will not be listed or displayed on any Securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Securities will develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the Securities, although they are not required to do so and may stop making a market at any time. If you sell your Securities prior to maturity, you may have to sell them at a substantial loss.
♦	Owning the Securities is not the same as owning the Basket Constituent Stocks — The return on your Securities may not reflect the return you would realize if you actually owned the constituents of a Basket Index or the Basket Indices. For instance, you will not receive or be entitled to receive any dividend payments or other distributions over the life of the Securities.
♦	Credit of UBS — An investment in the Securities is subject to the credit risk of UBS, and the actual and perceived creditworthiness of UBS may affect the market value of the Securities.
♦	Price prior to maturity — The market price of the Securities will be influenced by many unpredictable and interrelated factors, including the levels of the Basket Indices; the volatility of the Basket Indices; the dividend rate paid on the Basket Constituent Stocks; the time remaining to the maturity of the Securities; interest rates in the markets; geopolitical conditions and economic, financial, political and regulatory, judicial or other events; and the creditworthiness of UBS.
♦	Impact of fees on secondary market prices — Generally, the price of the Securities in the secondary market is likely to be lower than the initial offering price since the issue price included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Securities.
♦	Potential of UBS transactions to impact on price — Trading or transactions by UBS or its affiliates in a Basket Index or the Basket Indicies and/or over-the-counter options, futures or other instruments with returns linked to the performance of a Basket Index or the Basket Indices, may adversely affect the market price of the Basket Index or the Basket Indices and, therefore, the market value of the Securities.
♦	Potential conflict of interest — UBS and its affiliates may engage in business with the issuers of the Basket Constituent Stocks, which may present a conflict between the interests of UBS and you, as a holder of the Securities. The calculation agent, an affiliate of UBS, will determine the payment at maturity based on observed levels of the Basket Indices in the market. The calculation agent can postpone the determination of the Maturity Date if a market disruption event occurs and is continuing on the Final Valuation Date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the Securities. Any such research, opinions or recommendations could affect the value of the Basket Indices or the Basket Constituent Stocks, and therefore the market value of the Securities.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the Securities are uncertain. You should consult your own tax advisor about your own tax situation. See “What are the tax consequences of the Securities?” on page 9.
♦	The Basket Return will not be adjusted for changes in exchange rates relative to the U.S. Dollar — The value of your Securities will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks included in the Basket Indices are based. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Securities, you will not receive any additional payment or incur any reduction in your return, if any, at maturity.
♦	Non-U.S. securities markets risks — The Basket Constituent Stocks are issued by non-U.S. companies in non-U.S. securities markets. These stocks may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks. This may have a negative impact on the performance of the Securities, which may have an adverse effect on the offering of Securities.

Historical Performance of the Index Basket

The graph accompanying illustrates the hypothetical historical performance of the Basket from 2/6/98 to 2/26/08 if the Basket Level were made to equal 100 on 2/26/08. The hypothetical historical performance reflects the performance the Basket would have exhibited based on (i) the actual historical performance of the Basket Indices and (ii) the Basket Weightings indicated in the Final Terms. Neither the hypothetical historical performance of the Basket nor the actual historical performance of the Basket Indices should be taken as indications of future performance.

Source: Bloomberg L.P.

The Standard and Poor’s 500® Index (SPX)

The Standard and Poor’s 500® Index (the “S&P 500® Index”) is published by Standard and Poor’s, a division of The McGraw Hill Companies, Inc. As discussed more fully in the Index supplement under the heading “Underlying Indices and Underlying Index Publishers – S&P 500® Index, “ the S&P 500® Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the S&P 500® Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies comprise the S&P 500® Index, with the number of companies included in each group as of February 26, 2008 indicated below: Consumer Discretionary (87); Consumer Staples (39); Energy (36); Financials (92); Health Care (51); Industrials (56); Information Technology (71); Materials (28); Telecommunications Services (9); and Utilities (31).

The accompanying graph illustrates the performance of the S&P 500® Index from 2/27/98 to 2/26/08 as reported on Bloomberg L.P. The historical levels of the S&P 500® Index should not be taken as an indication of future performance. The S&P 500® Index closing level on February 26, 2008 was 1381.29.

Source: Bloomberg L.P.

The Dow Jones EURO STOXX 50® Index (SX5E)

The Dow Jones EURO STOXX 50® Index is sponsored by STOXX Limited, a joint venture between Deutsche Börse AG, Dow Jones & Company and SWX Group. As discussed more fully in the Index supplement under the heading “Underlying Indices and Underlying Index Publishers – Dow Jones EURO STOXX 50® Index”, the Dow Jones EURO STOXX 50® Index is a free float-adjusted market capitalization index that seeks to provide exposure to European large capitalization equity securities. The Dow Jones EURO STOXX 50® Index universe is defined as all components of the 18 Dow Jones EURO STOXX Supersector indices. The Dow Jones EURO STOXX Supersector indices represent the Eurozone portion of the Dow Jones STOXX Total Market Index, which in turn covers 95% of the total market capitalization of the stocks traded on the major exchanges of 12 European countries. The Dow Jones EURO STOXX 50® Index universe includes Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain. The Dow Jones EURO STOXX 50® Index is reported on Bloomberg L.P. under the ticker symbol “SX5E”.

The accompanying graph illustrates the performance of the Dow Jones EURO STOXX 50® Index from 2/27/98 to 2/26/08 as reported on Bloomberg L.P. The historical levels of the Dow Jones EURO STOXX 50® Index should not be taken as an indication of future performance. The Dow Jones EURO STOXX 50® Index closing level on February 26, 2008 was 3855.03.

Source: Bloomberg L.P.

The Nikkei 225SM Index (NKY)

The Nikkei 225® Index is sponsored by Nihon Keizai Shimbun, Inc. As discussed more fully in the Index supplement under the heading “Underlying Indices and Underlying Index Publishers – Nikkei 225® Index”, the Nikkei 225® Index is a modified, price-weighted average of 225 Japanese companies listed in the First Section of the Tokyo Stock Exchange that represent a broad cross-section of Japanese industry. All Nikkei 225® Index constituent stocks trade in YEN on the Tokyo Stock Exchange, one of the world’s largest securities exchanges in terms of market capitalization. The 225 companies included in the Nikkei 225® Index are divided into six sector categories: Technology, Financials, Consumer Goods, Materials, Capital Goods/Others and Transportation and Utilities. The Nikkei 225® Index is reported on Bloomberg L.P. under the ticker symbol “NKY”.

The accompanying graph illustrates the performance of the Nikkei 225® Index from 2/27/98 to 2/26/08 as reported on Bloomberg L.P. The historical levels of the Nikkei 225® Index should not be taken as an indication of future performance. The Nikkei 225® Index closing level on February 26, 2008 was 13824.72.

Source: Bloomberg L.P.

What are the tax consequences of the Securities?

The United States federal income tax consequences of your investment in the Securities are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” on page PS-26 of the product supplement.

Pursuant to the terms of the Securities, UBS and you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize the Securities as a pre-paid forward contract with respect to the Basket Indices. If your Securities are so treated, you should generally recognize capital gain or loss upon the maturity of your Securities (or upon your sale or other disposition of your Securities prior to maturity) equal to the difference between the amount realized and the amount you paid for your Securities. Such gain or loss would generally be long-term capital gain or loss if you held your Securities for more than one year.

In the opinion of our counsel, Sullivan & Cromwell LLP, it would be reasonable to treat the Securities in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Securities, it is possible that the Securities could alternatively be treated for tax purposes in the manner described under “Supplemental U.S. Tax Considerations — Alternative Treatments” on page PS-26 of the product supplement.

The Internal Revenue Service has recently released a notice that may affect the taxation of holders of the Securities. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the Securities should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Securities will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise required by law, UBS intends to treat your Securities for United States federal income tax purposes in accordance with the treatment described above and under “Supplemental U.S. Tax Considerations” on page PS-25 of the product supplement unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

In addition, a member of the House of Representatives has recently introduced a bill that, if enacted, would require holders of Securities purchased after the bill is enacted to accrue interest income over the term of the Securities despite the fact that there will be no interest payments over the term of the Securities. It is not possible to predict whether this bill or a similar bill will be enacted in the future and whether any such bill would affect the tax treatment of your Securities.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of September 30, 2007 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	422,254	362,705
Total Debt	422,254	362,705
Minority Interest(2)	6,160	5,291
Shareholders’ Equity	48,229	41,427
Total capitalization	476,643	409,424
(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position.
(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.85897 (the exchange rate in effect as of September 30, 2007).

Structured Product Categorization

To help investors identify appropriate Structured Products, UBS organizes its Structured Products, including the Securities, into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The description below is intended to describe generally the four categories of Structured Products and the types of principal protection, if any, which may be offered on those products, but it should not be relied upon as a description of any particular Structured Product.

➢	Protection Strategies are structured to provide investors with a high degree of principal protection, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These Structured Products are designed for investors with low to moderate risk tolerances.
➢	Optimization Strategies are structured to optimize returns or yield within a specified range. These Structured Products are designed for investors with moderate to high risk tolerances. Optimization Strategies may be structured to provide no principal protection, partial protection or contingent protection.
➢	Performance Strategies are structured to be strategic alternatives to index funds or ETFs or to allow efficient access to new markets. These Structured Products are designed for investors with moderate to high risk tolerances. Performance Strategies may be structured to provide no principal protection, partial protection or contingent protection.
➢	Leverage Strategies are structured to provide leveraged exposure to the performance of an underlying asset. These Structured Products are designed for investors with high risk tolerances.

“Partial protection,” if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection,” if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the asset does decline below the specified threshold at any time during the term of the securities, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset.

In order to benefit from any type of principal protection, investors must hold the Security to maturity.

Classification of Structured Products into categories is for informational purposes only and is not intended to guarantee particular results or performance.